Exhibit 4.6

FORM OF

REPAY HOLDINGS CORPORATION

RESTRICTED STOCK UNITS

EMPLOYMENT INDUCEMENT AWARD AGREEMENT

FOR CANADIAN GRANTEES

THIS RESTRICTED STOCK UNITS EMPLOYMENT INDUCEMENT AWARD AGREEMENT FOR CANADIAN GRANTEES (the “Award Document”) is hereby granted as of the “Grant Date” set forth below by Repay Holdings Corporation, a Delaware corporation (“Repay”), to the “Grantee” identified below as an inducement to secure Grantee’s employment following Repay’s acquisition of KUBRA Data Transfer Ltd. and its affiliated companies. The terms and conditions of the RSUs (as defined below) pursuant to this Award Document (the “RSU Award”) are set forth herein. The RSU Award constitutes a stand-alone, non-plan “employment inducement grant” as contemplated by NASDAQ Listing Rule 5635(c)(4) and therefore is not made under or pursuant to the Repay Holdings Corporation Omnibus Incentive Plan (as amended and/or restated from time to time, the “Plan”) or any other equity compensation plan of Repay. Nevertheless, the terms and provisions of the Plan are hereby incorporated into this Award Document by this reference, as though fully set forth herein, as if the RSU Award were granted pursuant to the Plan. For the avoidance of doubt, this RSU Award shall not be counted for purposes of calculating the aggregate number of Shares that may be issued or transferred pursuant to Awards under Section 11(a) of the Plan. A copy of the Plan has been provided to the Grantee along with this Award Document.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Plan. This form of Award Document applies to individuals who are employed or resident in Canada, or who are or may become subject to Canadian taxes.

By action of the Committee, and subject to the terms of this Award Document, the Grantee is hereby granted an Award of the number of Restricted Stock Units set forth below (“RSUs”), subject in all regards to the terms of this Award Document and the Plan, which is incorporated herein by reference.

Grantee	[__]

Grant Date	[__]

Number of RSUs	[__]

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained in this Award Document, Repay and the Grantee agree as follows:

1. Certain Definitions & Interpretation. As used in the Plan and this Award Document, the following terms shall have the meanings set forth below insofar as they apply to the Grantee:

(a) “Affiliate” shall mean an “affiliate” for purposes of National Instrument 45-106, Prospectus Exemptions.

(b) “Disability” shall mean permanent and total disability as determined under the long-term disability program of Repay or any Affiliate thereof (or any successors thereto) then in effect and in which the Grantee participates (or, if the Grantee does not participate in such program, as determined by the Committee or delegatee thereof acting reasonably and in good faith based on medical evidence satisfactory to the Committee or such delegatee thereof).

(c) “Incapacity” shall have the same definition as under any employment agreement between Repay or an Affiliate thereof (or any successors thereto) and the Grantee or, if no such employment agreement exists or if such employment agreement does not contain any such definition or words of similar import, “Incapacity” shall have the same meaning as “Disability”.

(d) “ITA” shall mean the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

(e) all references to “federal”, “state”, or “local” taxes, laws, or requirements in the Plan shall be interpreted to include the taxes, laws, and requirements of the province in which the Grantee renders services to Repay or any Affiliate thereof and the taxes, laws, and requirements of Canada applicable therein. References to specific applicable laws of the United States (or any political subdivision thereof) in the Plan are to be interpreted and applied in respect of the Grantee to mean substantially similar applicable laws of Canada (or any political subdivision thereof).

(f) if the Grantee is employed by Repay or any Affiliate thereof, for purposes of determining (i) the applicable date of the Grantee’s “termination of employment” or “date of termination”, (ii) when the Grantee’s employment “terminates” or has been “terminated”, or (iii) whether the Grantee is in “continuous” employment or has been “continuously” employed, under the Plan and this Award Document, the Grantee’s employment with Repay or such Affiliate thereof shall include (x) any period in which the Grantee is performing work as an employee of Repay or such Affiliate thereof (including authorized vacation and leaves of absence), and (y) the minimum statutory notice of termination period (if any) required by applicable employment standards legislation. However, subclauses (x) and (y) of this Section 1(f) shall always exclude any notice of termination period under contract, at common law or otherwise, in excess of the minimum statutory notice of termination period (if any) required under applicable employment standards legislation. For the avoidance of doubt, irrespective of the reason for the termination of employment, including termination with or without cause whether lawfully or unlawfully, the Grantee shall not be entitled to any damages, severance allowance, termination settlement or other amounts as compensation for lost incentives or remuneration attributable to all or any portion of the RSUs that would have vested during a period of contractual notice or period of reasonable notice at common law or civil law, except to the minimum extent as may otherwise be required by applicable employment standards legislation.

(g) the capitalized term “Permitted Transferee” shall be construed so that the meaning set forth in Section 24 of the Plan shall include only those persons who are permitted assigns for purposes of Canadian securities laws.

(h) all monetary amounts indicated or referenced in this Award Document are denominated in U.S. dollars, unless otherwise noted.

2. Grant. Repay hereby grants to the Grantee the RSUs set forth above, on the terms and conditions set forth in this Award Document and as otherwise set forth in the Plan, the terms and provisions of which are incorporated herein. Subject to the terms and conditions of the Plan and this Award Document, each RSU represents an unsecured promise of Repay to deliver, and the right of the Grantee to receive, one (1) share of the Common Stock of Repay, at the time and on the terms and conditions set forth herein.

3. Vesting, Forfeiture and Settlement.

(a) Vesting. Subject to the other terms contained in this Award Document, the RSUs shall become vested on the dates (each, a “Vesting Date”) and in accordance with the percentages set forth below, subject to the continued employment of the Grantee by Repay or an Affiliate thereof (or any successors thereto) through each such Vesting Date, as to the specified portion of the RSUs indicated:

Vesting Date	Vested Percentage of RSUs
First anniversary of the Grant Date	33	1/3%
Second anniversary of the Grant Date	33	1/3%
Third anniversary of the Grant Date	33	1/3%

For purposes of clarity and avoidance of doubt, the foregoing vesting schedule is structured so as to result in the RSUs being 100% vested on the third anniversary of the Grant Date.

(b) Change of Control. Notwithstanding the foregoing, if there is a Change of Control prior to the third anniversary of the Grant Date and the successor to Repay does not assume or provide for a substitute for the unvested RSUs under this Award, with appropriate adjustments to the number and kind of shares of stock underlying this Award as may result from the Change of Control, the Grantee’s unvested RSUs shall become fully vested on the occurrence of such Change of Control, subject to the continued employment of the Grantee by Repay or Affiliate thereof until such Change of Control. If there is a Change of Control prior to the third anniversary of the Grant Date and the successor company assumes or provides a substitute award for the unvested RSUs under this Award, with appropriate adjustments to the number and kind of shares of stock underlying this Award as may result from the Change of Control, such unvested RSUs will remain subject to the same vesting schedule set forth in Section 3(a) above (subject to Section 3(c) below and this Section 3(b) in connection with a subsequent Change of Control).

(c) Termination of Employment following Change of Control. If, on or following a Change of Control with respect to which the successor company assumes or provides a substitute award for the unvested RSUs under this Award, with appropriate adjustments to the number and kind of shares of stock underlying this Award as may result from the Change of Control, the Grantee’s employment with Repay or an Affiliate thereof (or any successors thereto) is terminated on or before the third anniversary of the Grant Date by Repay or an Affiliate thereof (or any successors thereto) without Cause, by the Grantee for Good Reason, or on account of Grantee’s death or Incapacity, then the Grantee’s unvested RSUs shall become fully vested upon the termination of the Grantee’s employment with Repay or such Affiliate thereof (or any successors thereto); provided, however, if Grantee is party to an employment agreement with Repay or an Affiliate thereof (or any successor thereto) that contains provisions governing whether a termination of employment is deemed to occur in connection with a Change of Control, such provisions shall control for purposes of determining eligibility for accelerated vesting under this Section 3(c).

(d) Death or Incapacity Prior to a Change of Control. If prior to a Change of Control and the third anniversary of the Grant Date, the Grantee’s employment with Repay or an Affiliate thereof (or any successors thereto) is terminated on account of the Grantee’s death or Incapacity, then the Grantee’s unvested RSUs under this Award shall become fully vested upon the termination of the Grantee’s employment with Repay or an Affiliate thereof (or any successor thereto) on account of the Grantee’s death or Incapacity.

(e) Forfeiture of Unvested RSUs. Except as otherwise provided herein or in any employment agreement between Grantee and Repay or an Affiliate thereof (or any successors thereto) or as determined by the Committee in its discretion, unvested RSUs shall be automatically forfeited without consideration to the Grantee upon the Grantee’s termination of employment with Repay or such Affiliate thereof (or any successors thereto).

(f) No Rights as a Stockholder. The Grantee shall not have any rights of a stockholder of Repay with respect to the shares of Common Stock underlying the RSUs unless and until such shares of Common Stock are issued to the Grantee.

(g) Settlement of the RSUs.

(i) Subject to the terms of the Plan and this Award Document, Repay shall issue to the Grantee one (1) share of Common Stock for each RSU that has become earned, vested and payable under this Section 3 of the Award Document and shall deliver to the Grantee such shares of Common Stock as soon as practicable after the Vesting Date. Notwithstanding anything to the contrary in the Plan or in this Award Document, the RSUs shall only be settled in shares of Common Stock.

(ii) It is intended that each of the RSUs granted under this Award Document shall be an agreement to sell or issue securities within the meaning of section 7 of the ITA in respect of the Grantee. The Plan and the Award Document shall be construed, administered, and governed in a manner that effects such intent, and Repay and the Committee shall not take any action that is inconsistent with such intent in respect of the Grantee. Section 19 of the Plan shall not apply to the Grantee.

(h) Withholding for Taxes.

(i) As a condition to the settlement of the Award of RSUs, the Grantee shall be required to pay any required withholding taxes attributable to the RSUs (i) in cash or cash equivalent acceptable to the Committee, (ii) at the Grantee’s election, by means of a “net settlement” procedure where Repay will withhold that number of shares of Common Stock whose Fair Market Value, as of the date of the withholding, equals the amount of the tax withholdings, or (iii) any combination of the foregoing (provided the number of shares of Common Stock to be withheld may not exceed that amount which would result in adverse financial accounting consequences for Repay with respect to these RSUs). If the Grantee is a U.S. taxpayer, the withholding of any portion of the shares of Common Stock in connection with Repay’s withholding obligations arising on account of the settlement of the RSUs shall be deemed to be a taxable repurchase of such withheld shares of Common Stock for U.S. federal income tax purposes at the time that occurs.

(ii) Notwithstanding anything to the contrary in the Plan or this Award Document, neither Repay nor any Affiliate shall have any right or obligation to withhold, redeem, acquire or cancel shares of Common Stock which would otherwise be deliverable to the Grantee as a means of satisfying any taxes required by applicable laws to be withheld in connection with the Grantee, but may delay delivery until all such taxes are satisfied in accordance with this Section 3(h).

(iii) It is the responsibility of the Grantee to complete and file any tax returns or elections (including, if applicable, a T1135, Foreign Income Verification Statement) that may be required under Canadian or other applicable laws within the periods specified under those laws as a result of the grant of the RSUs to the Grantee.

(i) Dividend Equivalents. For so long as the Grantee holds outstanding RSUs under this Award Document, if Repay (or any successor thereof) pays any cash dividends on its Common Stock, the number of RSUs comprising the Award shall be increased by a number of RSUs equal to the amount of the cash dividends that would have been paid had the then outstanding RSUs hereunder been shares of Common Stock, divided by the Fair Market Value of a share of Common Stock on such dividend payment date (rounded down to the nearest whole RSU). Additional RSUs granted to the Grantee under this Section 3(i) shall be subject to the same Vesting Date as the underlying RSUs to which they relate. For greater certainty, there shall be no additional RSUs credited to or paid in respect of RSUs that have been settled or that have been forfeited or terminated. The additional payments pursuant to this provision shall be treated as a separate arrangement from the RSUs originally granted under this Award Document.

4. Clawback. The RSUs and any shares of Common Stock issued hereunder are subject to (i) the Compensation Recovery provisions under Section 23 of the Plan and (ii) the terms of any recoupment policy currently in effect or subsequently adopted by Repay, including without limitation any such recoupment policy to implement Section 304 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) or Section 10D of the Exchange Act (or any amendment or modification of any such recoupment policy adopted by Repay) to the extent that such RSUs and/or any shares of Common Stock issued hereunder or the value of such RSUs and/or any shares of Common Stock issued hereunder are required to be returned to Repay pursuant to the terms of such recoupment policy.

5. Compliance with Legal Requirements. The granting of the RSUs and the delivery of any shares of Common Stock thereunder and any other obligations of Repay under this Award Document shall be subject to all applicable federal, state, provincial, local and foreign laws, rules and regulations and to such approvals by any regulatory or governmental agency as may be required. Grantee satisfies the standards for employment inducement grants under NASDAQ Listing Rule 5635(c)(4) and the related guidance under NASDAQ IM 5635-1. The Award has been approved by Repay’s Compensation Committee, which is comprised solely of “independent directors” (as such term is defined in NASDAQ Listing Rule 5605(a)(2)), in order to comply with the exemption from the stockholder approval requirement for employment inducement grants provided under Rule 5635(c)(4) of the NASDAQ Listing Rules. Promptly following the grant of this Award in reliance on the foregoing exception, Repay will disclose in a press release the material terms of the grant, including the recipient of the grant and the number of RSUs involved (and number of shares of Common Stock issuable hereunder).

6. Transferability. At all times prior to the settlement of the RSUs, the RSUs may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Grantee other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against Repay or any Affiliate thereof (or any successors thereto).

7. Waiver. Any right of Repay contained in this Award Document may be waived in writing by the Committee. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or as a waiver of the same right with respect to any subsequent occasion for its exercise, or as a waiver of any right to damages.

8. Severability. The invalidity or unenforceability of any provision of this Award Document shall not affect the validity or enforceability of any other provision of this Award Document, and each other provision of this Award Document shall be severable and enforceable to the extent permitted by law.

9. Employment. Nothing in the Plan or in this Award Document shall be construed to imply or to constitute evidence of any agreement, express or implied, on the part of Repay or any Affiliate thereof (or any successors thereto) to retain the Grantee in the employ of Repay or any Affiliate thereof (or any successors thereto), as a member of the Board of Directors (or the board of directors of any successor to Repay), or in any other capacity.

10. Binding Effect. The terms of this Award Document shall be binding upon and shall inure to the benefit of Repay, its successors and assigns, the Grantee and the beneficiaries, executors, administrators and heirs of the Grantee.

11. Entire Agreement. This Award Document and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior communications, representations and negotiations in respect thereto. In the event of any conflict or inconsistency between the terms of this Plan and the terms of this Award Document, the terms of this Award Document shall control. No change, modification or waiver of any provision of this Award Document shall be valid unless the same be in writing and signed by the parties hereto, except for any changes permitted without consent of the Grantee under the Plan.

12. Governing Law. This Award Document shall, except to the extent preempted by U.S. federal law, be construed and interpreted in accordance with the laws of the State of Delaware without regard to principles of conflicts of law thereof, or principles of conflicts of laws of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the State of Delaware.

13. Section 409A for U.S. Taxpayers. Notwithstanding any other provision of this Award Document, if the Grantee is a U.S. taxpayer it is intended that: (a) payments hereunder will not be considered deferred compensation within the meaning of Section 409A of the Code; (b) all rights to payments hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code; and, (c) payments hereunder are intended to satisfy the exemption from Section 409A of the Code for “short-term deferrals.” Notwithstanding the foregoing, if the Grantee is a U.S. taxpayer and any payments made in accordance with this Award Document to a “specified employee” (as defined under Section 409A of the Code) are determined to be payments from a nonqualified deferred compensation plan subject to Section 409A of the Code that are payable in connection with the Grantee’s “separation from service” (as defined under Section 409A of the Code), and that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, such payments, to the extent otherwise payable within six (6) months after the Grantee’s separation from service, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, will be paid in a lump sum on the earlier of the date that is six (6) months and one day after the Grantee’s date of separation from service or the date of the Grantee’s death.

14. Committee Discretion. If the Grantee is an employee of Repay or any Affiliate thereof (or any successors thereto), notwithstanding anything to the contrary in the Plan (including any provision stating that the Committee’s determinations are in its “sole,” “absolute,” or similar discretion), any discretion, interpretation, determination, or decision of the Committee under the Plan or this Award Document (including any determination of “Cause” or termination of employment) shall be exercised reasonably and in good faith, and subject to applicable laws.

15. Non-Transferability of Common Stock. Shares of Common Stock acquired by the Grantee (or the Grantee’s beneficiary or estate, as the case may be) pursuant to this Award Document shall only be disposed of over the NASDAQ (or such other principal stock exchange on which shares of Common Stock are then listed for trading), or as otherwise may be permitted under Canadian securities law. Unless permitted under Canadian securities laws, the Grantee must not otherwise trade or dispose of the securities granted pursuant to this Award Document in Canada before the date that is four months and a day after the later of (i) the distribution date of such securities under Canadian securities laws, and (ii) the date the Company became a reporting issuer in any province or territory of Canada.

16. Prospectus Exemption. The Grantee acknowledges that the Grantee is an employee, executive officer, director or consultant of Repay or a related entity of Repay for the purposes of applicable Canadian securities laws and that the grant and issuance of securities pursuant to this Award Document are intended to be made in reliance upon one or more prospectus exemptions available under applicable Canadian securities laws, including the employee, executive officer, director and consultant exemption set out in National Instrument 45-106, Prospectus Exemptions, as such exemptions may be available from time to time.

17. Electronic Acceptance and Signature. By clicking the applicable acceptance box on the Equity Edge Online website, the Grantee agrees to all of the terms and conditions described in this Award Document and the Plan. Such online acceptance constitutes the Grantee’s electronic signature for the execution and delivery of this Award Document, which shall have the same force and effect as if the Grantee manually signed this Award Document. The parties hereto may execute and deliver any additional documents in connection with this Award Document using procedures now or hereafter established by Repay (or any third party engaged by Repay to provide administrative services related to the Plan) for electronic signature and delivery.

IN WITNESS WHEREOF, Repay has caused this Award Document to be executed on its behalf by its duly authorized officer on the day and year first indicated above.

REPAY HOLDINGS CORPORATION

By:
Its Chief Executive Officer

The Grantee acknowledges that this Award of RSUs is subject to certain vesting or other restrictions as set forth in this Award Document (and governed by the Plan, as applicable) and, specifically, the Grantee acknowledges that the Grantee has reviewed, understands, and agrees to Section 8(g) and Section 9 of the Plan and Section 3(e) of this Award Document, which provide for forfeiture of unvested RSUs granted pursuant to this Award Document upon termination of employment. The Grantee hereby confirms that he or she has had the opportunity to obtain independent legal advice regarding his or her respective rights and obligations under this Award Document and the Plan, and the Grantee confirms that he or she has sought, or has willingly waived the right to seek, legal advice regarding his or her rights and obligations hereunder. The Grantee acknowledges that there may be adverse tax consequences upon the vesting or settlement of the RSUs or disposition of the underlying shares of Common Stock, and that the Grantee is responsible for all tax consequences and is strongly encouraged to consult a qualified, independent tax advisor prior to such vesting, settlement or disposition.

ELECTRONICALLY ACCEPTED BY:

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